December 27, 1995



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:  Fortis Advantage Portfolios, Inc.
        File No. 33-17759

Dear Sir/Madam:

In connection with the attached Rule 24f-2 filing for the above Registrant, making definite the number of shares sold by Registrant during the fiscal year in question, you are advised that I am familiar with the sales of the securities in question, and I have examined such records, documents and matters of law, and such other matters as I consider relevant for the purposes of this opinion; and that on the basis of the foregoing, I am of the opinion that the securities to which the Notice relates were legally issued, fully paid, and non-assessable.

Sincerely,

    /s/ Scott R. Plummer

Scott R. Plummer
Assistant Secretary